CENTRAL FUND OF CANADA LIMITED

Hallmark Estates, Suite 805, 1323-15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

March 11, 2016

United States Securities and Exchange Commission

Attention: Jennifer Monick

Assistant Chief Accountant

Office of Real Estate & Commodities

Washington, D.C. 20549

Re:	Central Fund of Canada Limited

Form 40-F for the Year Ended October 31, 2015

Filed December 11, 2015

File No. 001-09038

Dear Ms. Monick:

We are in receipt of your letter dated February 26, 2016, regarding the above referenced Form 40-F for the fiscal year ended October 31, 2015 of Central Fund of Canada Limited (the “Company”). With respect to question 1, our response set forth below references the relevant sections of IAS 32 - Financial Instruments: Presentation as that is the appropriate standard governing this classification. For your convenience, your comments are included below in bold.

Comment 1

Form 40-F for the year ended October 31, 2015

Exhibit 99.2

Note 2 Summary of significant accounting policies

(d) Share capital, page 11

1. Please refer also to note 8 on page 13 relating to the redemption feature of your Class A non-voting shares. Please tell us how you determined that these redeemable shares meet the conditions in IAS 32 to be classified as equity.

Central Fund Response:

In determining that the Class A redeemable shares meet the conditions in IAS 32 to be classified as equity, the Company considered the following:

HISTORY AND BACKGROUND

The Company was incorporated under the Business Corporations Act, 1961 (Ontario), and was continued under the Business Corporations Act (Alberta) on April 5, 1990. In 1983, the Company changed its investment objectives from a general equity philosophy to a specialized passive holding company with almost all of its assets held in gold and silver bullion. The purpose of the Company is to acquire, hold and secure gold and silver bullion on behalf of its shareholders. The amended Articles of Incorporation of the Company require it to hold at least 75% of its net assets in gold and silver bullion. The Board of Directors has further refined this policy to require the Company to hold at least 90% of its net assets in gold and silver bullion, of which 85% must be in physical form. As of January 31, 2016, the Company actually held 99.9% of its net assets in gold and silver bullion, of which 99.5% was held in physical form.

The Company has two classes of shares. There are 40,000 Common Shares issued and outstanding. This figure has not changed since 1983. The Net Asset Value (the “NAV”) of the Common Shares as at January 31, 2016 was approximately U.S. $346,000. The Company is authorized to issue an unlimited number of Class A Shares, of which there are currently 254,472,713 such shares issued and outstanding. The NAV of the Class A shares as at January 31, 2016 was approximately U.S. $2,967,152,000. The Class A Shares are listed and traded on the New York Stock Exchange MKT and the Toronto Stock Exchange. The Company is a reporting issuer in both Canada and the United States.

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The Common Shares entitle holders thereof to vote on matters affecting the Company.

The Class A Shares have the following features:

•	They have no par or nominal value
•	At the discretion of the Board of Directors, they are entitled to a preferential, non-cumulative dividend of U.S. $0.01 per share
•	They are entitled to receive U.S. $3.00 per share in the event of a liquidation or other distribution for purposes of winding up the Company prior to any payments being made to Common Shareholders. Thereafter, both Class A and Common Shareholders receive their pro-rata share of any remaining net assets.
•	The Class A Shares are non-voting except in circumstances where they may be impacted by an amendment to the articles of incorporation or there is a proposition to issue a new class or classes of shares ranking in priority to or equal to the Class A Shares
•	As indicated in note 8 of the annual financial statements, “Since October 1989, holders of the Company’s Class A shares have had the option to require the Company to redeem their Class A shares on the last day of each fiscal quarter of the Company (each a “Retraction Date”) for 80% of the Company’s net asset value per Class A share on the Retraction Date. Class A shareholders who wish to exercise this retraction right must submit their written redemption request at least 90 days prior to the desired Retraction Date. Since adoption of this redemption feature, no shareholders have submitted redemption requests.”

It is important to note that the redemption feature referred to above was enacted for the singular purpose of enabling the Company to qualify as a mutual fund corporation under Canadian tax law. This was critical to enable a flow through of certain types of income to investors, thereby eliminating potential double taxation at both the corporate and individual level. Canadian tax law does not require such a feature to actually be utilized. In other words, it does not need to have any economic substance, it is acceptable to enact such a ‘put’ feature in form only.

There are conditions by which the Board of Directors shall be entitled to suspend any redemption including:

•	for any period when normal trading is suspended on the Toronto Stock Exchange, the American Stock Exchange (now the NYSE MKT) or the London Bullion Market; this includes any situation whereby trading in the Company’s Class A Shares have been suspended;
•	in order to comply with applicable securities law or with consent of the Ontario Securities Commission or a United States regulatory body having jurisdiction;
•	for any period when normal business is suspended at Canadian Chartered Banks; or
•	if any redemption would result in the failure of the Company to comply with any conditions of maintaining the listing of its Class A Shares on its exchanges

Again, since adoption of the redemption feature in 1989, there has never been an instance where a Class A shareholder has requested such redemption. All Class A share activity has been conducted through the facilities of the applicable stock exchanges.

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DEFINITIONS AND RELEVANT IAS 32 PARAGRAPHS

Puttable instrument:

A financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial asset or is automatically put back to the issuer on occurrence of an uncertain future event or the death or retirement of the instrument holder.

Financial Liability:

Under International Financial Reporting Standards, a financial liability can be either of these two items:

1.	A contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable; or
2.	A contract that will or may be settled in the entity’s own equity and is a non-derivative under which the entity may deliver a variable amount of its own equity instruments, or a derivative that will or may be settled other than through the exchange of cash or another financial asset for a fixed amount of the entity’s equity.

IAS 32 – relevant paragraphs:

Paragraph 15 - Recognition and presentation

IAS 32 (paragraph 15) requires on initial recognition that the issuer of a financial instrument classify the instrument or its component parts as one of a financial liability, a financial asset, or an equity instrument in accordance with the substance of the contractual arrangement and the definitions (paragraph 11) of a financial liability, a financial asset, and an equity instrument. With the exception of the circumstances described in paragraphs 16A and 16B or paragraphs 16C and 16D of IAS 32 (puttable instruments), a critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument to either deliver cash or another financial asset to the other party, or an obligation to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavourable to the issuer. Basically, the holder of an equity instrument cannot compel an issuer to make such distributions because the issuer has no contractual obligation to deliver cash or another financial asset to the equity holder. For example, dividends do not make an equity instrument a financial liability since dividends are not obligatory, notwithstanding that some preferred shares carry a cumulative provision. Conversely, if an entity does not have an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation, the obligation meets the definition of a financial liability, except for those instruments classified as equity instruments in accordance with paragraphs 16A and 16B or paragraphs 16C and 16D (puttable instruments). Finally the substance of a financial instrument, rather than its legal form, governs its classification on an entity’s balance sheet. Substance and legal form are usually consistent, but not necessarily.

Paragraph 16A (b)

The instrument is in the class of instruments that is subordinate to all other classes of instruments. To be in such a class the instrument:

(i) has no priority over other claims to the assets of the entity on liquidation; and

(ii) does not need to be converted into another instrument before it is in the class of instruments that is subordinate to all other classes of instruments.

Paragraph 25 – Contingent settlement provisions

A financial instrument may require the entity to deliver cash or another financial asset, or otherwise to settle it in such a way that it would be a financial liability, in the event of the occurrence or non-occurrence of uncertain future events (or on the outcome of uncertain circumstances) that are beyond the control of both the issuer and the holder of the instrument such as a change in a stock market index, consumer price index, interest rate or taxation requirements or the issuer’s future revenues, net income or debt-to-equity ratio. The issuer of such an instrument does not have the unconditional right to avoid delivering cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability). Therefore, it is a financial liability of the issuer unless:

(a)	the part of the contingent settlement provision that could require settlement in cash or another financial asset (or otherwise in such a way that it would be a financial liability) is not genuine;
(b)	the issuer can be required to settle the obligation in cash or another financial asset (or otherwise to settle it in such a way that it would be a financial liability) only in the event of liquidation of the issuer; or
(c)	the instrument has all the features and meets the conditions in paragraphs 16A and 16B

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ANALYSIS

Based on the literal definition of a financial liability shown above, it would appear that the Class A shareholder’s retraction right causes the shares to meet such definition. We would then be required to consider whether the exception in paragraph 16A and 16B would be met. There is an argument that due to the fact that the Common shares could be considered as subordinate to the Class A shares, such Shares would fail the puttable instrument exception requirements in paragraphs 16A(b) of IAS 32.

However, with reference to paragraph 15 of IAS 32 (reproduced above), it stipulates that instruments be classified in accordance with the substance of the contractual arrangement. During our original analysis of this issue when we transitioned to IFRS, we were aware that the IFRS Interpretations Committee (“IFRS IC”) discussed an issue in 2013 and 2014 surrounding whether a feature in a particular instrument should affect its classification as either debt or equity under IAS 32. Subsequently, the IFRS IC issued a final agenda decision in 2014 stating that if a contractual term of a financial instrument lacks substance, that such contractual term would be excluded from the classification assessment of the instrument. The agenda decision (“IAS 32 Financial Instruments: Presentation—a financial instrument that is mandatorily convertible into a variable number of shares (subject to a cap and a floor) but gives the issuer the option to settle by delivering the maximum (fixed) number of shares”) stated in part that “if a contractual term of a financial instrument lacks substance, that contractual term would be excluded from the classification assessment of the instrument”.

Therefore, the issue of ‘substance’ was of particular importance and relevance in determining the proper classification.

Issues to Consider

The first issue for consideration was to determine the relevance of whether an unconditional holder of a put option has any substance in relation to a debt versus equity classification under IAS 32. The IFRS IC agenda decision referenced indicated that in analyzing the substance of an issuer call option, one would consider whether “there are actual economic or other business reasons that the issuer would exercise the option”. In assessing the classification of our Class A shares, we concluded that ‘substance’ is equally applicable to features that could require an issuer to potentially deliver cash. It is just as possible that a holder put option could lack substance as it is that an issuer call option could. As previously mentioned, paragraph 15 required an instrument to be classified based on its ‘substance’. Therefore, if a holder put option lacks substance, it should be excluded from the IAS 32 analysis of an instrument as either debt or equity. This is further supported with reference to paragraph 25 of IAS 32 which permits certain instruments requiring contingent cash settlement to be classified in equity. Paragraph 25 clarifies that “an unconditional right to avoid cash settlement” need not be absolute in order to avoid liability treatment, in that features that are not “genuine” are excluded from that assessment.

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Because IAS 32 only permits consideration of features that have substance in assessing classification as debt or equity, the second issue is the assessment of whether the Class A Shares of the Company lack substance.

The put feature implemented in 1989 was intended to achieve a desirable Canadian tax consequence. The terms of the redemption feature itself have proven to be clearly uneconomic from a practical point of view, as evidenced by the fact that there has never been any redemption of any Class A Shares. So, despite the Class A shareholder having an unconditional right to redeem their shares for cash, the put feature is clearly not substantive given its absolute lack of use. Holders of Class A Shares have quite logically opted to trade their shares through the use of the stock market mechanism available to them. Economically, it would be imprudent to redeem the shares as one would never obtain close to the same value as they would by selling the shares on the open market. We cannot contemplate any business reason why a holder would put their shares. This suggests that the lack of substance is not just general in nature, there are simply no economic or business reasons why a holder would exercise this option. We considered whether one such reason could be a holder’s desire for liquidity in a case where the company’s shares were no longer trading on a public market. However, the Directors have an unconditional right to suspend redemptions should the Company cease to trade on an exchange or the other reasons previously described. Consequently, we concluded that because there are no possible actual economic or business reasons for a holder to exercise the put, the put has no substance in the context of imposing upon the Company a potential requirement to deliver cash. Again, this is supported by the fact that no holder has ever exercised their redemption right.

Finally, we questioned whether the instrument would have been priced differently in the absence of the redemption feature. As it relates to the Company, there was no consideration paid or received by anyone upon adoption of the redemption feature. Though there was no identifiable change in the market price of the Class A Shares upon enactment of the put in 1989, it is highly likely that any change would have been attributable to the change in tax status of the Company as opposed to enabling a shareholder to accept a 20% reduction in the value of their investment. We believe this fact further substantiates that the put lacks substance.

Therefore, the holder’s right to request redemption has no substance as contemplated under paragraph 15 of IAS 32, and the Class A Shares should be classified as equity.

CONCLUSION

IAS 32 indicates that if there are contractual terms of a financial instrument that lack substance, those terms should be excluded from the classification assessment of the instrument. Over the past twenty five plus years, shareholders have demonstrated that there are no economic or business reasons for them to utilize the put feature. There has never been a redemption, and the put has proven to have no substance as a potential obligation to deliver cash. Therefore, the Class A Shares do not meet the definition of a liability and should be classified as equity.

Comment 2

Note 9 Related party transactions and fees, page 14

2. You state that “these services were undertaken under similar or more favourable terms and conditions as services with unrelated parties.” Please tell us and revise your future periodic filings to clarify if “these services” refers to all related party transactions and fees. Further, please tell us how you are able to substantiate the representation that these are similar or more favorable terms and conditions with unrelated parties. Please refer to paragraph 23 of IAS 24.

Central Fund Response:

Paragraph 23 of IAS 24 states “Disclosures that related party transactions were made on terms equivalent to those that prevail in arm’s length transactions are made only if such terms can be substantiated”.

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The statement in note 9 is intended to relate only to the provision of legal services by related parties. The other referenced fees payable to related parties are paid by the Administrator and not the Company. In addition to the related party legal services, the Company utilizes the services of arm’s length law firms to provide certain legal services and it is the reasonable judgement of the Board of Directors based on reference to billing rates that the fees charged to the Company by the related party law firms are competitive to those charged by the arm’s length law firms retained by the Company.

In responding to your comments, the Company acknowledges that:

i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
ii)	staff comments or changes to disclosure to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Catherine A. Spackman

Catherine A. Spackman, CPA, CMA

Treasurer & Chief Financial Officer

Central Fund of Canada Limited

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